MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three and six months ended June 30, 2009 and the year ended December 31, 2008 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of August 1, 2009.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This management discussion and analysis uses the term ”measured resources” and ”indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ”inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ”Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the ranks of the junior gold producers as these two projects commence commercial gold production. Over and above the exploration being conducted at the above mentioned properties, green fields exploration is being undertaken in Tanzania, Mozambique and the Island of Kurils in Russia.

The Company achieved the following milestones during the quarter ended June 30, 2009:

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

Hollister Property

  Resource estimate increased by 27% to 2.9 million Au equivalent ounces.

  Recovered 26,517 gold equivalent ounces1 from the sale of 27,860 tons of ore before toll milling charges.

  15% decrease in cash cost per ton.

  Withdrawal of appeal on May 18, 2009 by Great Basin Resource Watch on Water Pollution Control Permit issued to the Company in December 2008.

  Corporate Social Responsibility investment of US$1 million to establish the Rock Creek Conservancy.

  Commencement of Environmental Impact Statement process.

Burnstone Property

  Intersecting the Kimberly Reef in the decline, Block B and the Vertical shaft.

  Commencement of on-reef development.

  Securing power supply by accepting the budget quote estimate from ESKOM.

  As at August 1, 2009 the Vertical shaft advanced to 1,188 ft (360 m) below surface with 435 ft (132 m) remaining to shaft bottom.

  Award contract and commence civil works for metallurgical plant.

Esmeralda mill

  Successful completion of commissioning.

Corporate

  Company’s shares included into both the S&P/TSX Composite and S&P/TSX Small Cap Index.

  Good progress on finalizing the Burnstone project finance with the syndicate of banks signing a final term sheet.

1.2.1	Hollister Property, Nevada, USA

The Hollister Property (HP) is located in the northeastern part of the Carlin Trend, approximately 50 mi (80 km) from Elko, Nevada. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems in the HP. The main vein systems are called Clementine and Gwenivere. The vein systems have subsequently been accessed by decline, and underground development, which is establishing mineral reserves for extraction and staging for ongoing exploration and development drilling is in progress.

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1 Au equivalent ounces were calculated using metal prices of US$800 Au and US$12 Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

Permitting

The Environmental Impact Statement (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receiving the BLM approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit (“WPCP”) issued by the Nevada Department of Environmental Protection (“NDEP”) and in a manner that aims to fully protect the environment, including the archaeological resources near the development, and that will not create any additional surface disturbance or new environmental impacts.

Great Basin Resource Watch (“GBRW”) filed an appeal with the Nevada State Environmental Commission (the “NSEC”) challenging the NDEP’s issuance of the WPCP. After a number of meetings between the Company, GBRW and NDEP, GBRW agreed to withdraw its appeal of the WPCP. It was agreed between the parties that the Company will install equipment to monitor the water quality in and around the waste rock facility at the Hollister project, and that the data from these sites will ultimately form an integral part of the EIS process for the Hollister Project.

The Company has initiated the preliminary procedural portions of the EIS, including negotiation of a Memorandum of Understanding with the BLM, drafting for publication the Notice of Intent to prepare an EIS in the Federal Register, and developing the bid package for the third-party contractor that will prepare the EIS for BLM. The BLM has since assigned an internal Interdisciplinary Team (“ID”) that will be working on the EIS and an ID tour was conducted at the site on June 30, 2009. The purpose of the meeting was to familiarize ID team members with the existing Hollister facilities and understand the proposed facilities.

Trial stoping and milling

Trial stoping continued during the quarter. A total of 18,442 ore tons were extracted, containing an estimated 18,219 Au equivalent ounces. The average grade of 0.99 Au equivalent ounces per ton (34.14 g/t) was less than the planned grade of 1.22 Au equivalent ounces per ton (42.07 g/t) mainly the result of on-reef (vein) development to establish the 5050 stope, 650 ft (197 m) in length, that will be accessed in the third and fourth quarter. The development was completed in late June 2009 and trial stoping in the area commenced. Results from initial samples indicate consistent extraction grades can be expected in excess of 1.0 Au equivalent ounces per ton. Completing this development is a significant milestone in delivery of the planned 134,000 Au equivalent ounces to be extracted by December 31, 2009. This development also enables our team to access new areas for underground exploration that has had positive results so far in the year and also increased the geological data available for the deposit. Using the work so far as a platform, remaining underground development can also be accelerated to ensure adequate trial stopes are available for the 2010 calendar year.

An experimental stope using Rocmec’s thermal breaking was restarted during the period.Results are expected during the third quarter. Valuable information was gathered during the previous round of research conducted by Rocmec on the Hollister veins that has been incorporated during the current testing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

The cash cost for ounces2 extracted during the quarter, excluding milling costs, amounted to US$375 per Au equivalent ounce compared to the budgeted cost of US$305 per ounce. The lower than planned grade extracted due to the focus on stope establishing had a negative impact on the cash cost per ounce. Cash cost per ounce are expected to return to planned levels of US$320 during the third quarter. The cash cost per ton of US$371 in the quarter decreased from US$438 in the first quarter as a result of the focused cost saving initiatives that were implemented. The planned grade of 1.23 Au equivalent ounces per ton (42.44 g/t) for the remainder of 2009 is expected to have a positive impact on cumulative cash cost per ounce for the year.

At June 30, 2009, 14,700 ore tons have been stockpiled, containing an estimated 10,000 Au equivalent ounces.

In March 2009 an ore purchase agreement was concluded with Newmont Mining Company (“Newmont”) to utilize its Midas mill to treat stock pile material, thereby releasing working capital. The current planned capacity of the Esmeralda mill is in line with the planned trial stoping profile for Hollister at 350 to 400 tons per day and it was therefore necessary to make use of interim alternative milling arrangements for the stock piles. A total of 27,860 tons under the agreement with Newmont were delivered in this quarter. 26,517 Au equivalent ounces were recovered resulting in a recovery grade of 0.95 Au equivalent ounces per ton (32.37 g/t). Milling charges were based on an average metal retention of 20% resulting in a cost of US$188 per Au equivalent ounce.

A milling agreement was also entered into with Yukon-Nevada Gold Corp. who re-opened the Jerritt Canyon mill during May 2009. Only 1,100 tons of the 5,100 tons of lower grade ore which had been shipped to the Jerritt Canyon mill in early 2008 had been processed when the mill was shut down again. Yukon-Nevada Gold Corp. has subsequently indicated that they plan to re-open the mill in the third quarter and process the remainder of the stockpile.

The ore pad at the Company’s Esmeralda plant was completed in July 2009 and low grade material from Hollister has been shipped to the Esmeralda site for commissioning the plant. The Hollister ore will be shipped to the Esmeralda plant following successful commissioning.

Development

A total of 3,412 ft (1,034 m) of development has been completed during this quarter, which brings the total for the year to date to 5,623 ft (1,704 m). 2,307 ft (670 m) waste development was directed at accessing the different veins at different levels and 1,104 ft (335 m) was vein development.

Resource estimate

An updated estimate of the mineral resources at Hollister was announced during the quarter. Overall the contained Au equivalent ounces have increased by 27% to 2.9 million from the 2.3 million in the previous estimate issued in June 2008¹. At a cut-off grade of 0.25 Au oz/ton (8.57 g/t Au), the combined measured and indicated mineral resource contain 1.45 million Au equivalent ounces grading 1.167 oz/ton (40.00 g/t) for gold and 8.59 oz/ton (295 g/t) for silver. A further 1.43 million Au equivalent ounces are contained in inferred mineral resources of 1.03 million tons at a grade of 1.340 oz/ton (45.95 g/t) for gold and 2.72 oz/ton (93 g/t) for silver. Au equivalent ounces in the estimated inferred resources increased 111% from June 2008.

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2 Cash cost is a non-GAAP measure and is calculated by deducting depreciation from production costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

The resource estimate has benefited significantly from over nine months of trial mining, which generated data from channel sampling and delineation drilling for stope development. As a result of the integration of empirical data from geological observations and ore control sampling into the vein model, more stringent parameters have been applied to measured and indicated classifications. In addition, 161 additional boreholes (totaling 51,430 feet) completed in the period from April 2008 to March 31, 2009 were integrated into the model. The drilling program, mostly conducted from underground, has provided infill data to delineate stopes for trial mining, and significantly improved our understanding of the lateral and vertical geological continuity of the vein systems. The resource estimate reflects depletion of material mined in 2008 and 2009 (up to March 31 2009), totaling 103,746 Au equivalent ounces at an average grade of 1.55 oz/ton.

Results of the resource estimate based on all drilling and ore control channel sampling to March 31, 2009 are tabulated below.

Results of the resource estimate

Resource Category	Cut-off oz/ton	Tons	Tonnes	Au oz/ton	Au g/t	Contained Au oz²	Ag oz/ton	Ag g/t	Contained Ag oz²	Contained Au eq oz¹
Measured	0.25	199,300	180,800	1.895	64.98	377,700	29.02	994.8	5,782,800	468,100
Indicated	0.25	911,900	827,200	1.008	34.54	918,700	4.13	141.5	3,763,300	977,500
Total Measured & Indicated	0.25	1,111,200	1,008,000	1.167	40.00	1,296,400	8.59	294.6	9,546,100	1,445,600
Inferred	0.25	1,035,300	939,200	1.340	45.95	1,387,500	2.72	93.2	2,815,400	1,431,500
  1 Gold equivalent ounces (Au eq oz) were calculated by using US$800/oz for Au and US$12.5/oz for Ag.
  2 Metallurgical recoveries are not applied to resource values. Contained metal estimates assume 100% recoveries.
  Some figures may not add due to rounding.

The estimates were completed by Dale Richards, Pr.Sci.Nat., the Company’s Group Mineral Resource Geologist, under the supervisions of Phil Bentley, Pr.Sci.Nat., Great Basin’s Vice President: Geology & Exploration, who is the Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101 for the estimate. A technical report will be filed on www.sedar.com.

The total estimated measured and indicated mineral resources prior to the depletion from trial mining was 1.549 million Au equivalent ounces and is comparable with the 1.569 million Au equivalent ounces grading 0.87 oz/ton (29.71 g/t) Au and 4.57 oz/ton (156.68 g/t) Ag at a 0.25 oz/ton cut-off announced in June 2008.

There are internal differences between the current and 2008 estimates, which are mainly related to modifications to resource estimation procedures described below:

  Empirical geological measurements have confirmed the previous model slightly over estimated the width of the veins, hence, tons were over estimated but, at the same time, grade was under estimated. The current estimate utilises an improved method for modelling the veins (a

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009
  mathematical algorithm with a minimum tolerance of a 6 inch vein width) and, coupled with a partial percentage estimate, has led to a higher accuracy in estimating the volume from the wire-frame model of the veins;
  Grade interpolation within the vein wire-frames was done using Inverse Distance Squared statistics in the current estimate (instead of Ordinary Kriging geo-statistics);
  Search radii utilized to categorize the confidence of grades within the vein wire-frames were decreased (100 ft/30 m for measured and 280 ft/85 m for indicated) and the average distance of informing samples was introduced, which increased the stringency for the measured and indicated categories; and
  The minimum number of samples to inform a given block was increased to 3 (compared to 2 in the previous estimate).
Total vein drill intercepts
Vein widths	% Distribution
0 – 2,5 ft	43%
2.6 – 5.0 ft	26%
> - 5.0 ft	31%

The outcome of these changes is a more conservative approach to resource classification that more closely reflects what is observed empirically underground. Consequently, the tonnage in the measured category has decreased but grade has increased. Tonnage in the indicated category has increased because of reclassification and tonnage in the inferred category has increased as a result of re-classification and additional drilling testing the extent of mineralization.

As the mine development progresses, the evaluation and upgrade of the mineral resources from the inferred and indicated to a measured category will provide data to assess the potential for reducing cut-off grade. Also the current testing of various mining technologies may reduce stoping costs, and expand the opportunity to exploit certain narrow veins that would otherwise not be considered in the mine plan. Employing a lower cut-off grade would allow lower grade material in the indicated category to be included in the resource.

The depth extent of the vein system is yet to be fully established. Therefore, to be conservative, inferred resources have been constrained to a depth of approximately 1,200 ft or (380 m) below surface. Certain areas of previous indicated resource have also been re-categorized into inferred because of lesser density of sampling data. Inferred resource grades have increased from 0.510 oz/ton to 1.34 oz/ton Au and 1.43 oz/ton to 2.72 oz/ton Ag due to the localized extrapolation of well defined areas of higher grade pay shoots in the measured and indicated categories. There is a noticeable decrease in Ag grades from measured to inferred categories which reflects the occurrence of the Ag–selenide naumanite in the well drilled and sampled high grade shoots as opposed to lesser borehole data in the inferred zones. The lack of sample density in the inferred material underpins the lesser confidence in the resources in this category.

Underground Drilling

A total of 19,590 ft (5,936 m) of underground exploration and cover drilling, and 6,974 ft (2,113 m) of stope delineation drilling, totaling 26,564 ft (8,094 m) was completed during the quarter. The exploration drilling has focused mainly on testing for vein extensions and new vein system discoveries to the north west of the end of the west lateral development, as well as some preliminary holes testing Blanket-style mineralization hosted by the overlying Tertiary volcanic rocks. Cover drilling has focused on the strike and depth extensions of the Clementine and Gwenivere vein systems. Stope delineation drilling has focused on the Gwenivere vein system. A summary of characteristics results for each vein are tabulated below:

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

Hollister Q2 drilling intersections
Type of drilling	Target	No holes	Average width		Av grade
			Ft	m	Au oz/ton	Au g/t	Ag oz/ton	Ag g/t
Exploration	Blanket	3	8.2	2.5	0.639	21.92	0.4	13
Exploration	West lateral NW	1	15.0	4.5	Pending
Cover	Clementine	22	1.5	0.5	0.495	18.27	0.9	32
Stope	Gwenivere	12	1.5	0.5	0.661	22.68	2.6	88

Highlight results for the quarter include:

  Discovery of a new vein system, up to 15 feet wide, north-west of the west lateral development;

  Discovery of 10-15 feet wide vein mineralization in the Gwenivere vein system at the 5050 L that trends oblique to known mineralization, and is interpreted as an interconnecting structure;

  Intersection of significant “Blanket-style” disseminated Au mineralization in the overlying Tertiary volcanics (HSD-64 31ft @ 0.78 opt / 9.3m @ 26.6 g/t Au);

  Continued Gwenivere stope delineation successes including 8 boreholes that gave intersections ranging from 0.6 opt to 9.1 opt Au over widths ranging from 0.4 ft to 3.2 ft; (19.7 g/t to 313.0 g/t Au over 0.1m to 1.0m), and

  Cover drilling of the Clementine vein system yielded 11 boreholes with intersections ranging from 0.5 opt to 4.4 opt Au over widths ranging from 0.4 ft to 3.7 ft ( 15.7g/t to 149.6 g/t Au over 0.1m to 1.1m).

Surface Exploration and Drilling

The integration of previous geophysical surveys (airborne magnetics, radiometrics, and ground Induced Polarisation and CSMAT resistivity surveys) with available geological and drilling data has continued. Follow-up targets of preserved mineral systems similar to Hollister that exist on the claims block are being prioritized. This information is invaluable in improving our understanding of the structural controls on mineralization.

No surface drilling was conducted during the quarter. Previous surface boreholes that have intersected Tertiary volcanic hosted disseminated gold (“Blanket” style previously open-casted in 1990-92 by the Touchstone-Galactic Resources JV) have been collated and remodeled, using the unconformity between the Tertiary volcanic rocks and the underlying Ordovician Vanini Group metasediments as a basal constraint. Grade shells have been generated for this style of mineralization, and form the basis for a review project assessing the economic viability of exploiting higher grade (3g/t to 6 g/t Au) zones that appear to emanate from high grade epithermal vein hosting structures within the Ordovician basement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

Human Capital

Appropriate staffing at management and operational levels are in place to sustain the planned trial mining and exploration activities. The attraction and retention strategies implemented at our Hollister operation have resulted in low levels of labor turnover supporting consistency in safe production.

Corporate Social Responsibility

The Company has created the Rock Creek Conservancy, LLC for the purpose of holding lands recently purchased by it, and the establishment of the Rock Creek Conservancy Fund. Great Basin has purchased four sections in Lander County along Rock Creek and another section west of Rock Creek to prevent future real estate or mineral development on these lands.

Many Western Shoshone have used the Rock Creek area for over 700 years for traditional uses. Recognizing their cultural importance, Great Basin purchased the lands to preserve them as part of the Company’s philosophy recognizing our Corporate Social Responsibility to the communities in which we operate. The purchase will safeguard the lands from development and allow Western Shoshone people to continue to have access to them for traditional uses. The Company proposes to donate both the surface and the mineral estates on these lands for the benefit of the five Federally-recognized Nevada Western Shoshone Tribes. The ultimate disposition of the lands will be determined during consultation between the BLM and the Tribes.

As a part of the purchase, third-party rights to develop the mineral estate on the four parcels along Rock Creek have been terminated. This will ensure that no development will occur on these four parcels. Great Basin will continue to encourage the Mineral Lessee of the fifth parcel to extinguish the lease.

The Company is discussing a management agreement with BLM to ensure the lands are managed appropriately prior to transfer. The Company proposes to maintain the roads until the transfer so Western Shoshone tribal members will have unrestricted access to the traditional cultural property throughout the year. It also expects the management agreement to address protection of aquatic, avian, and terrestrial wildlife habitats along the Rock Creek drainage and preservation of the scenic values associated with Rock Creek Canyon.

Finally, in establishing the Rock Creek Conservancy Fund, Great Basin is creating a resource that the Western Shoshone Tribes can use in the future for managing the Rock Creek lands. The Company has committed US$122,500 as seed capital to the Rock Creek Conservancy Fund.

Remainder of fiscal 2009

A number of trial stopes have now been prepared, including the Rockmec experimental stope, for trial mining during the third and fourth quarters. The target of extracting134,000 gold equivalent ounces for the year remains unchanged and there is an increased focus on driving down production costs. The successful commissioning of the Esmeralda mill will enable the Company to significantly reduce milling costs and improve cash flow. The EIS process will continue with establishing the structure for completing the process within the estimated timeline. Further underground drilling will continue with the focus on the new discoveries towards the north west. Surface drilling is planned and commencement is subject to obtaining the required permits from the BLM.

1.2.2	Esmeralda property, Nevada, USA

The Company purchased the Esmeralda property on November 30, 2008 for an aggregate consideration of $2,403,600 (US$2,000,000).

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

The Esmeralda Mine and Property consist of patented and unpatented mining claims, fee lands, water rights and a mill. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas.

Esmeralda is approximately 220 miles (354 km) from Winnemucca and approximately 290 miles (467 km) from the Hollister property with 80% of that distance over paved roads.

Mining

A desktop study has been initiated to evaluate the exploration and mining potential of the Esmeralda property. The study involve the collection and review of the historical database, review of the permits and on-site rehabilitation of one of the declines to gain underground access to some of the historical stopes. In the case of a positive outcome a recommendation will be made to the Board in the third quarter.

Geology

The geological inputs for the desktop study have been completed and are undergoing final review. Structural control is the most important factor in the localization of deposits in the Esmeralda district. There is a close spatial relationship between deposits (veins) and the north-south faults. Nearly all production of gold-rich ores came from mines located within 500 ft (152 m) of faults of this system. A property wide geological assessment has indicated significant untested down faulted epithermal vein targets immediately east of previous opencast and underground operations.

An initial review of surface geology conducted by Great Basin geologists has determined that significant drill targets occur in the covered and/or undrilled area between the Humboldt and Ann Pits and east of the Martinez area. Mapping of this area to complete the design of a drilling program is underway.

Refurbishment of mill

Refurbishment of the mill is on track to be completed in August 2009. The commissioning process commenced in mid July. It is proceeding through a phased approach of cold commissioning which will then be followed up by feeding the Hollister ore into the mill during the second phase to complete the commissioning process. Refurbishment of the smelter has been postponed because of certain environmental requirements that have to be included in the design and approved by the NDEP prior to commencement of the refurbishment process. Commissioning of the smelter will also be subject to receipt of a mercury permit that can only be applied for once the mill is operational with Hollister ore. The Company will be selling the concentrate from the mill until such time as the smelter has been commissioned.

Low grade material from Hollister has been shipped to Esmeralda following the completion of a concrete ore pad that was a requirement from the NDEP. This material will be used for the commissioning of the mill with higher grade material to follow. The Gecko gravity circuit will be installed and commissioned by end October 2009 which will allow for maximum throughput of 350 to 400 t per day and an estimated 91% recovery of the high metal content material from Hollister. In the interim period until the float and gravity section has been commissioned, the rate of milling will be determined by the grade of material. The mill will achieve the designed rate of 350 to 400 t per day on material with a contained grade 0.5 Au oz/t and 3 Ag oz/t or less. Tonnage will be cut back to ensure optimal recovery of high grade material due to the extended leach time required.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

After acquisition of the Esmeralda mill, the Company has evaluated the option to increase the capacity of the mill to 700 t per day. During the initial refurbishment process the design work to increase the capacity of the mill was completed as well as certain civil and construction work that will allow for a cost effective increase of the milling capacity in future. A decision to upgrade the mill will be impacted by the conclusion of the desk top study on the possibility of mining the Esmeralda deposit in near future.

The investment in the mill was impacted by an additional cost to prepare the mill for future upgrade (US$1.8 million) as well as certain additional environmental requirements (US$1.2 million) which impacted on the final design and associated infrastructure. The total cost of refurbishment (excluding refurbishment and commissioning of the smelter and additional investment in upsizing the mill) is forecasted to be US$11 million.

Permitting

As required by the US Forestry Services the Esmeralda bond recalculation was updated using a current standardized model and submitted on May 12, 2009. An unallocated fund bond rider of $50,000 was established during the second quarter for small incidental reclamation liabilities that might be incurred prior to start-up or construction of the mill expansion.

An application package to renew the Esmeralda National Pollutant Discharge Elimination System (“NPDES”) permit was prepared and submitted on June 10, 2009. The renewal permit would allow a conditional discharge of water to surface waters.

The transfer of the water right from Metallic Ventures US Inc, the previous operator of the mill, to Great Basin is being finalized.

Permit approvals were obtained for the construction of the cyanide unloading facility and, upgrading of mill containment walls and ore storage pad.

Remainder of fiscal 2009

Commissioning of the mill will be completed in the third quarter and pending the results of the ongoing desk top study a mining and exploration plan will be developed.

1.2.3	Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is located in the South Rand area of the Witwatersrand goldfields, approximately 50 mi (80 km) southeast of the city of Johannesburg and near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. The project has received all of the required permits to complete the development of the mine and commence full scale underground mining. Block B and Block C, containing an estimated 280,000 oz/Au and 231,400 oz/Au respectively, will be the first areas of the ore body to be accessed and mined in the next 36 months while underground access to the remainder of the ore body is being developed.

Underground Development

Development and construction programs are ongoing and on June 30, 2009 approximately 7,587 ft (2,299 m) of decline development was completed. The Kimberly reef was intersected in the access to Block B as well as in the main decline. The first intersection of Kimberley Reef Channel Assay confirms predictions and show mineralization of 3.5 ft (1.05 m) at 420 cm.g/t or 4.2 g/t. Initial surveys indicate good ground conditions with a competent foot wall.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

Total waste development for the quarter was 1,577 ft (478 m) and 96 ft (29 m) of development was on reef. Development during the quarter was adversely impacted by ground water in the Block B access which was handled successfully without any safety incident by the mine team. As at August 1, 2009 a total of 5,405 tons was on the ore stockpile.

The third leg of the ventilation raise in the main decline has been commissioned during the quarter. Adequate ventilation has now been established to initial stoping areas. Development of the return air way has commenced as well as the 18 ft (5.5 m) diameter ventilation raise that will act as the main air intake for the Block B and C mine area. The appointed contractor has commenced the raise boring and the project completion is planned for the fourth quarter.

Vertical shaft

The vertical shaft is currently in its main sinking phase with a stage winder and two kibble winders being used. As at August 1, 2009 the Vertical shaft advanced to 1,188 ft (360 m) below surface with 435 f (132 m) remaining to shaft bottom and remains on schedule to reach shaft bottom in the fourth quarter of 2009. The rock winder and service winders are currently being refurbished and are expected to be ready for installation in the first quarter of 2010. The vertical shaft project is scheduled to be completed and commissioned during the second quarter of 2010.

Metallurgical plant

The contract for the metallurgical plant construction was awarded to TWP Engineering (“TWP”) and was formally signed on July 31, 2009.

The current status of the plant construction project is as follows :

  Project Management. The project will be delivered by TWP, contracted to manage an engineering, procurement and construction management contract on behalf of the Company.
  Refurbishment of Mills. The mills are being refurbished by F.L. Schmidt, the original equipment manufacturer for this particular equipment. Refurbishment is planned to be completed and ready for installation by the second quarter of 2010. This is timed to coincide with the appropriate plant construction phase.
  Civils Construction. Civils early works construction is currently in mid – stage, and on schedule.
  Metallurgical Plant Construction. Plant construction will commence once the Civils has been completed. Current indications are that the capital cost of the project could increase by some 15% due to increases primarily related to the procurement of energy efficient motors and equipment which was a requirement by ESKOM to ensure adequate power supply.
  Procurement. Critical long lead items have been ordered.

Tailings Dam

The tender for the design of the facility was awarded to Knight Piesold. Although the tailings facility forms part of the metallurgical plant process, the construction will be done separately. Concurrently, confirmatory geotechnical work to support designs and environmental compliance is being completed. Duration of construction is still planned to be six months, with project completion to coincide with the completion of the metallurgical plant.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

General Surface Infrastructure

The 2008 announcement by ESKOM (South Africa’s National Electricity Utility) outlining its backlog in keeping up with the national power demand and subsequent drastic power conservation scheme came at the time when the Burnstone project entered mid – stage construction. ESKOM pledged support to the Burnstone project after Great Basin engaged with the utility on the matter as part of its risk mitigation strategy. ESKOM committed to the phased power demand requirements which involve the refurbishment of an existing line, and construction of a new section of a power line to the Burnstone site. During this quarter, Great Basin has accepted a US$14.6 million official Budget Quotation for supply of power to Burnstone. During 2008 an amount of US$9 million was envisaged as being adequate to complete this project. The process is jointly managed by the two companies to coincide with project completion. Although the mine has been designed to require 56MW of electricity at full production, ESKOM has undertaken to install infrastructure able to deliver up to 80MW of electricity.

Underground Drilling

Drilling totalled 3,660 ft (1,109 m) for the quarter. The focus continues to be on Block B and Block C delineation and infill evaluation to support the mine plan. The number of operating rigs has increased to four during the quarter and a higher drilling rate is therefore expected for the remainder of the year. In addition a more powerful LM75 diamond drill rig capable of drilling holes up to 3,300 ft (1,000 m) will be mobilized in the third quarter.

Surface Drilling

No surface drilling was undertaken during the quarter. Work programs outside the mining licence as well as the evaluation of sub-cropping mineralization in four areas, are being reviewed. Area 1 infill diamond drilling is planned for the next quarter, as well as more detailed assessment of shallow, narrow high grade areas of the ore body.

Mining method

The Company is currently preparing to test Long Hole Stoping (“LHS”) for a trial period of 6 months. LHS, which involve a higher degree of mechanization, could, if implemented successfully, result in the mining of fewer ore tons at a higher recovery grade. This could favourably impact on both the cost per ton and ounce measures of the operation. The equipment needed for the trial stoping is already on site, crews trained and testing of the equipment and its capabilities successfully completed. Turgis Consulting has been appointed to independently review the results of the trial stopes to ensure timely and accurate decision making. In order to maximise on the synergies, Blocks B and C will also be developed with mechanised low profile equipment to increase the rate at which stoping areas can be opened up, which can add flexibility and a smooth transition to conventional mining should LHS proves successful.

Human Capital

Burnstone has appropriate management and technical professional capacity employed to manage both the construction and business establishment phases. The skills development plan continues through the set up of production crews by blending staff who have operated in a mechanized mining environment with newly trained employees recruited from the local community. The requirement from our planned mining processes has been incorporated in our team development and recruitment programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

Remainder of fiscal 2009

The full integration of all the major capital projects will continue during the third quarter. Priority focus remains on delivering the project within the planned timeline to reach commercial production by end of June 2010 when the mill is planned to be operational. The on reef development and opening of stopes ready for the LHS trial will be continuing throughout the remainder of 2009.

1.2.4	Rusaf properties

During the second quarter of 2008, the Company acquired the remaining 63% of Rusaf Gold Ltd (now called GBG Rusaf), which holds mineral rights in Tanzania and Russia.

Property information

During 2008, GBG Rusaf conducted exploration in Tanzania and the Island of Kurils in eastern Russia.

In Tanzania, the exploration program consists of three regional exploration programs in the following areas:

  Lake Victoria (North-West), including several early stage exploration programs and drilling on two targets.

  Lupa (South-West), where the Nkolwisi project was the focus of a surface drilling program.

  Kikugwe (Central South), where a soil sampling program was completed.

Exploration on the Island of Kurils in 2008 included 33 diamond boreholes aimed at establishing indicated mineral resources in the main project-area.

Exploration program

No field work has been undertaken during the quarter. The Tanzanian drilling program database has been verified, and initial 43-101 reports are nearing completion. In Kurils (Russia) borehole analyses for gold have been received and high grade base metal analyses are still awaited.

Remainder of fiscal 2009

Geological modeling, initial resource estimation and accompanying technical reports will be completed on the three Tanzanian and the Kurils targets during the next quarter.

1.2.5	Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company has an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

The Company manages the JV and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Remainder of fiscal 2009

The project is currently on care and maintenance. Management will evaluate the continuation of this project subject to the availability of funding for exploration activities.

1.2.6	Market Trends

The Company has seen significant volumes of shares trading in the second quarter where in excess of 220 million shares traded during the quarter. The Company’s share price traded at a low of $1.47 and a high of $1.96 during the quarter, closing at $1.67 on June 30, 2009.

Gold had another quarter of significant volatility, trading between US$870/oz in April up to a high of US$980/oz in May 2009, closing at $935/oz on June 30, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

1.3	Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
	2009	2009	2008	2008	2008	2008	2007	2007
Current assets	131,545	168,937	52,706	18,143	32,545	61,292	84,353	74,871
Mineral properties	257,247	257,639	259,859	256,424	250,383	218,485	218,414	203,838
Other assets	123,592	71,884	52,635	35,586	34,179	32,993	26,546	25,796
Total assets	512,384	498,460	365,200	310,153	317,107	312,770	329,313	304,505
Current liabilities	25,369	18,881	27,446	14,240	11,115	7,895	6,121	3,158
Future income taxes and
other Liabilities	90,570	82,844	80,546	47,307	34,986	31,248	35,400	36,311
Shareholders’ equity	396,445	396,735	257,208	248,606	271,006	273,627	287,792	265,036
Total liabilities and
shareholders’ equity	512,384	498,460	365,200	310,153	317,107	312,770	329,313	304,505
Working capital[1]	106,176	150,056	25,260	3,903	21,430	53,397	78,232	71,713
Revenue	21,876	11,861	16,920	-	7,796	-	-	-
Expenses	(35,492)	(21,944)	(43,085)	(34,805)	(43,131)	(20,512)	(23,385)	(14,372)
Loss for the period [2]	(13,616)	(10,083)	(3,693)	(31,129)	(33,038)	(17,012)	(19,275)	(13,427)
Basic and diluted loss per
share	$0.04	$0.04	$0.01	$0.15	$0.16	$0.08	$0.10	$0.08
Weighted average number of
common shares outstanding
(thousands)	333,215	238,364	215,162	214,345	205,930	203,902	202,635	180,963

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.
2 Loss from associate for the quarter ended September 30, 2007 was revised to provide for information which became available subsequent to date

1.4	Results of Operations

For the quarter ended June 30, 2009, the Group incurred a pre-tax loss of $ 11,071,701 compared to a pre-tax loss of $12,970,690 in the previous quarter. The pre-tax loss decreased in comparison to the 2nd quarter of 2008 when a pre-tax loss of $35,334,958 was recorded. Taxation charges recorded in the income statement related to deferred tax charges and Nevada state taxes. The reduction in the loss is due mainly to increased income realized from trial mining activities at the Hollister property and lower pre-development costs expensed due to the capitalization of pre-development expenses at the Burnstone property since November 2008.

Pre-development costs incurred at Hollister are currently being expensed until such time as the required permitting is granted to allow for full-scale underground mining. Expensing the pre-development costs has had a negative impact on the Group’s earnings.

a)	Revenue

Gross revenue for the quarter amounted to $28,171,874 and has been reduced with the toll milling charges of $6,295,740 to arrive at the net revenue of $21,876,134 for the quarter. Net revenue for the previous quarter from metal sales amounted to $11,861,384 after deducting toll milling charges of $3,604,002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

The revenue was generated from the Group’s trial mining activities at the Hollister property from the sale of ore that recovered 26,517 gold equivalent ounces (18,189 gold equivalent ounces in the previous quarter). For the six months ended June 30, 2009 44,706 gold equivalent ounces were recovered from the sale of 35,421 tons of ore.

Net revenue of $7,796,115 was recognized in the second quarter of 2008 from the sale of ore that yielded 8,714 gold equivalent ounces. The revenue recognized for the 6 months ended June 30, 2008 equaled this amount due to trial mining activities commencing during this quarter.

b)	Production costs

The cash costs for the trial mining during the quarter, excluding milling costs, amounted to $439 (US$375) per ounce. The increase in the cash cost per ounce from the $397 (US$320) recorded in the first quarter was a function of the lower than planned grade ore extracted during the quarter. Development of stopes to be mined in the next quarters received priority during the quarter. The cash costs per ton reduced to $434 (US$371) from $543 (US$438) during the quarter.

The cash costs for the ounces produced during the second quarter of 2008 amounted to $433 (US$420) per ounce.

The year to date production costs of $402 (US$344) per oz and $472 (US$403) per ton remain ahead of the budgeted costs of $426 (US$364) per ounce and $540 (US$462) per ton. Economy of scale benefits will only be achieved as tonnage build-up progresses during the remainder of the year.

Cash costs include direct mining costs, as well as an appropriate overhead allocation.

c)	Exploration expenses

The exploration expense for the quarter increased to $4,428,622 compared to $3,938,578 in the previous quarter. $3,625,364 was spent on the underground exploration program at the Hollister property during the quarter. The Company has spent $6,890,760 on the exploration program at the Hollister property for the six months ended June 30, 2009 compared to $5,336,088 for the six months ended June 30, 2008.

d)	Pre-development expenses

The pre-development expenditures amounted to $8,491,661 during the quarter compared to $5,204,331 in the previous quarter. Pre-development expenses for the six months ended June 30, 2009 relate to the Hollister project and are being expensed until the required permitting has been received. Pre-development expenses for the Burnstone project were expensed until October 28, 2008 when the Mining Right was received. Pre-development expenses for the 3 months ended June 30, 2008 include $7,162,363 relating to pre-development expenditure on the Burnstone property. $13,250,605 of pre-development expenditure on the Burnstone property is included in pre-development expenditure for the 6 months ended June 30, 2008.

Development expenditures on the Burnstone property totaling $50,176,917 were capitalized to property, plant and equipment for the 6 months ended June 30, 2009.

e)	Stock based compensation

The Black Scholes valuation applied to stock based compensation is impacted by the historical volatility of the share price used as input into the valuation model.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009
f)	Loss from associate

During the second quarter of 2008 the Company finalized the acquisition of the remaining 63% in Rusaf Gold Limited (“Rusaf”) and subsequently accounted for the investment as a subsidiary and consolidated the results into the Group accounts.

g)	Mineral properties written off

The decision to cease exploration activities at the Ganes Creek property resulted in the write-off of acquisition costs capitalized.

1.5	Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and medium term operating cash requirements.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed a public offering in March, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”). Each Unit consists of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

The Company's access to equity financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

Funding the on-going development projects of the Company will be provided by a combination of cash flow from operations, available cash resources and borrowings.

The Company remains in negotiation to complete the project loan facilities (the “Facilities”) for the Burnstone Property development. Deteriorating credit markets during the latter part of 2008 caused delays in obtaining final approvals from the lenders. The Company has received non-binding commitments from the lenders to provide the remaining ZAR600 million ($79 million) of the facility subject to the Company spending the agreed amount in equity on the project, depositing the standby equity of ZAR180 million ($24 million) into the designated escrow account and completion of definitive agreements. The preliminary syndicate of Banks signed the final term sheet on May 29, 2009 and the final technical report and financial model has been delivered to the syndicate for final review and finalizing their internal administrative processes. The draft legal documentation has been drawn up and distributed to the syndicate and the Company for final comments. Once concluded, the Facility will amount to a total of ZAR800 million ($106 million). An additional stand by debt facility to fund potential cost overruns, equal to the required standby equity of ZAR180 million ($24 million), will be made available by the lenders subject to the Company first utilizing the standby equity to fund cost overruns. The standby debt facility and required equity contribution by the Company will be finalized upon approval by the syndicate of the financial model, and the drawing down of the standby debt facility will be subject to further approval and reaching project completion upon disbursement.

Failure to secure the capital required to finance the project till commercial production will require a re-assessment of the development schedule or an alternative external source of finance.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

At June 30, 2009, the Company had working capital of approximately $106 million.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.6	Capital Resources

At June 30, 2009, the Company had 333,422,069 common shares issued and outstanding. A further 86,178,552 share purchase warrants were outstanding. On April 20, 2009 28,750,000 share purchase warrants expired unexercised. As of the date of this MD&A there was no other material change to the number of shares or warrants outstanding.

1.7	Off-Balance Sheet Arrangements

The Company, through its subsidiaries, N5C Resources Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $30 million (ZAR200 million) from Investec to settle a portion of the purchase consideration of $39 million (ZAR260 million) for its interest in the Company. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $12 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account and the Company elected to assist Tranter and deposited $4.6 million (ZAR31 million) with Investec on behalf of Tranter Burnstone into the margin account in partial satisfaction of the margin requirement. Tranter Burnstone defaulted on depositing the remaining cash requirement to the margin account, and the Company has been advised that Investec served Tranter with a notice of default in December 2008. The terms of refund of the Company’s cash deposited into the margin account is currently under discussion with Investec and is expected to involve further recovery in the price of the Company’s shares. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re-instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit may change by a material amount when this contingency is resolved.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

1.8	Contractual obligations

		Payments due by period (CAD millions)
		Less than			More than
	Total	one year	2 to 5 years		5 years
	(million)	(million)	(million)		(million)
Exploration commitment	$6	$2	$4	$	Nil
Project loan facility	47	Nil	33		14
Senior secured notes	72	Nil	72		Nil
Finance lease liability	1.9	0.9	1.0		Nil
Operating lease obligations	0.8	0.1	0.7		Nil
Purchase obligations	Nil	Nil	Nil		Nil
Other	Nil	Nil	Nil		Nil
Total	$127.7	$3	$110.7		$14

Exploration commitments

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

The acquisition agreement for Rusaf requires the Company to spend a minimum of $7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

Project loan facility

The facility has a term of 7 years with quarterly repayments of $2.7 million (ZAR18 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at June 30, 2009 JIBAR was at 7.58% ..

Senior secured notes

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid.

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Finance lease liability

The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,424,129 at June 30, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009
1.9	Transactions with Related Parties

Related party balances and transactions include balances and transactions with companies which have directors in common with the Company. These transactions were entered into on an arms-length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof.

During the three and six months ended June 30, 2009, the Company paid $52,920 and $239,275 respectively, for services rendered by a private company which has a director in common with the Company (2008: nil).

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2008.

1.13	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The adoption of the Section had no impact on the Company’s statement of operations.

(b) Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

Effective January 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee (“EIC”) of the CICA relating to Abstract EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

(c) Mining Exploration costs (EIC174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when mining properties should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment and is effective for financial statements issued after March 27, 2009. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

1.14	Financial Instruments and Other Instruments

The Company used the Black-Scholes option pricing model to estimate the fair value of its financial instruments held-for-trading. On date of grant the warrants had an estimated fair value of $937,365 and $15,820 respectively, which were revalued to their fair value of $73,916 and $6,044 on December 31, 2008.

The fair values on December 31, 2008 were based on the following assumptions and an exchange rate of $1.79:1GBP:

	First grant	Second grant
Expected volatility	75.52%	75.31%
Risk free interest rate	4.5%	4.25%
Dividend	Nil	Nil
Remaining life	3.5 years	1.8 years

The Company fair valued its investment in Kryso Resources Plc (“Kryso”) warrants on June 30, 2009 based on the assumptions summarized below and an exchange rate of $1.91:1GBP.

	First grant	Second grant
Expected volatility	99.79%	110.81%
Risk free interest rate	5.0%	4.25%
Dividend	Nil	Nil
Remaining life	2.9 years	1.3 years
Exercise price	15 pence	15 pence
Expiry date	July 11, 2012	October 31, 2010

The unrealized gain of $19,156 (previous quarter $143,032) is reported in the statement of operations and comprehensive loss for the quarter ended June 30, 2009.

On January 1, 2009, the Company held 13,401,335 shares equal to 15% of the common shares issued by Kryso. On June 30, 2009 the Company converted the convertible loan granted to Kryso at 5 pence per share; thereby acquiring an additional 10,828,560 shares. Subsequent to the conversion the Company holds a 19.5 equity interest in Kryso.

An unrealized gain of $360,820 for the three months ended June 30, 2009 ($368,409 – March 31, 2009) is reported in the Statements of Operations and Comprehensive Loss under other comprehensive income and was calculated based on the closing price of 5.75 pence per share and an exchange rate of $1.91:1GBP.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

The Company will be required to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

1.15.1	Disclosure of Outstanding Share Data

The following details the share capital structure as at August 1, 2009. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				333,499,269

Share purchase options	April 18, 2010	$2.68	16,667
	November 9, 2010	$3.12	150,000
	December 31, 2010	$1.14	400,000
	February 4, 2011	$3.00	333,335
	February 18, 2011	$2.95	50,000
	March 18, 2011	$3.57	90,000
	April 30, 2011	$2.45	450,000
	May 21, 2011	$3.47	180,000
	August 18, 2011	$2.78	536,667
	October 30, 2011	$1.50	1,011,800
	December 11, 2011	$1.25	5,207,172
	February 11, 2012	$1.75	4,221,934
	April 18, 2012	$2.68	90,000
	July 15, 2012	$1.49	1,050,000
	April 10, 2013	$3.60	110,000
	December 11, 2013	$1.25	254,800
	January 14, 2014	$1.35	825,000
	February 11, 2014	$1.75	690,000
	April 12, 2014	$1.49	2,380,000
	July 15, 2014	$1.49	100,000	18,147,375
Warrants
	September 30, 2010	ZAR20.78	1,684,312
	October 15, 2010	$1.60	57,500,000
	December 12, 2011	$1.25	26,994,240
				86,178,552
Fully diluted shares				437,825,196

1.15.2	Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2009

They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended June 30, 2009, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

1.15.3	Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect its internal control over financial reporting during the period ended June 30, 2009.